Exhibit 1
to
Schedule 13G
of
Actis Capital LLP
     The securities underlying this Schedule 13G and acquired by the reporting person were subscribed for by:
(a)	Actis Africa Fund 2, LP, an investment fund managed by the reporting person, in the amount of 1,590,000 shares; and

(b)	CIFA Investments LP, an investment fund co-managed by the reporting person and Cordiant Capital Inc., in the amount of 410,000 shares.
     The reporting person has sole voting and investment power with respect to the 1,590,000 shares subscribed for by Actis Africa Fund 2, LP, and joint voting and investment power with respect to the 410,000 shares subscribed for by CIFA Investments LP.